FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, March 8, 2011, and entitled “Orbotech Announces the Receipt of First Order for Photovoltaic Systems”.

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The information on this Form 6-K, including the exhibit attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THE RECEIPT OF FIRST ORDER FOR PHOTOVOLTAIC SYSTEMS

YAVNE, ISRAEL — March 8, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced receipt by its subsidiary, Orbotech LT Solar, LLC, of the first order for its newly-developed product for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Following successful initial testing of this product, this beta site order is expected to be delivered during the second quarter of 2011. Product acceptance by the customer is subject to the achievement of certain technical and performance-to-specification approvals by the customer. Because this is a beta site order, the Company will not recognize any revenue from this sale until broader commercialization.

Commenting on the receipt of this order, Rani Cohen, President and Chief Executive Officer, said: “We are very pleased to be able to announce this milestone in the Company’s history. Although still at the beta site stage, this order marks the initial commercialization of a new business area for Orbotech and an important expansion, beyond our traditional yield-enhancing and production solutions for PCB and FPD customers, into the area of solar energy manufacturing. It also highlights the critical importance of our continuing emphasis on judicious, long-term investments in research and development and the benefits to the Company of pursuing our strategy of growth through both organic and inorganic means.”

About Orbotech Ltd.

Orbotech is a leading global provider of yield-enhancing and production solutions for printed circuit boards (PCBs), which are used in various electronic devices, including smartphones and tablets, and yield-enhancing solutions for liquid crystal displays (LCDs) and touch screens. The Company’s extensive network of marketing, sales and customer support teams, located in over 40 offices throughout North America, Europe, the Pacific Rim, China and Japan, delivers its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the ability to sell OMD in the timeframe anticipated, if at all, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Chief Operating Officer

Date: March 9, 2011